EXHIBIT 99.1

Brookfield Business Partners Reports 2018 Third Quarter Results

BROOKFIELD, NEWS, Nov. 02, 2018 (GLOBE NEWSWIRE) -- Brookfield Business Partners L.P. (NYSE: BBU) (TSX: BBU.UN) (“Brookfield Business Partners”) announced today financial results for the quarter ended September 30, 2018.

“We reported strong results for the third quarter, benefitting from increased scale and diversification of our business as a result of acquisitions, organic growth and improvements we have made to our operations,” said Cyrus Madon, CEO of Brookfield Business Partners. “With the acquisition of Westinghouse Electric Company, we have entered the Infrastructure Services segment, which has significant long-term growth potential for our business.”

	Three months ended September 30			Nine months ended September 30
US$ millions (except per unit amount), unaudited		2018	2017	2018	2017
Net income attributable to unitholders[1]		$93	$9	$286	$69
Net income per limited partnership unit[2,3]	$	─	$(0.15)	$0.06	$0.40
Company FFO[1,4]		$170	$46	$485	$184
Company FFO per limited partnership unit[2]		$1.31	$0.42	$3.75	$1.70

Brookfield Business Partners reported Company FFO for the three months ended September 30, 2018 of $170 million, or $1.31 per unit (excluding incentive distribution), compared to $46 million, or $0.42 per unit in the same period of 2017. Company FFO in the quarter benefited from significantly improved results in our industrials segment and the incremental contributions of Westinghouse and Teekay Offshore. Net income attributable to unitholders for the quarter was $93 million compared to $9 million in 2017. Net income per limited partnership unit was $nil.

Operational Update

The following table presents Company FFO by segment:

	Three months ended September 30		Nine months ended September 30
US$ millions, unaudited	2018	2017[5]	2018	2017[5]
Business Services	$26	$40	$109	$70
Infrastructure Services	49	─	49	─
Energy	35	(5)	104	26
Industrials	76	22	268	109
Corporate and Other	(16)	(11)	(45)	(21)
Company FFO[1,4]	$170	$46	$485	$184

Our business services segment generated Company FFO of $26 million during the quarter, compared to $40 million in the third quarter of 2017. Previous year results included our U.S. brokerage joint venture which was sold in the second quarter of 2018. Results also benefited from strong performances at our gaming operation, One Toronto, and at BGIS, our facilities management business, which performed well across all regions. Our construction services business performed well in Australia and the UK, but results were weak in the Middle East where we are completing projects and refocusing into a smaller operation. New business activity in construction services brought the company’s backlog at the end of the quarter to approximately $8 billion.

Our infrastructure services segment generated Company FFO of $49 million during the quarter. This included a partial contribution from Westinghouse following our acquisition of the company, together with institutional partners, on August 1st. Brookfield Business Partners’ share of the $920 million equity investment was $405 million for a 44% ownership of the business. The business performed well during the two months since the closing of the acquisition and benefited from a one-time recovery on a project.

Our energy segment generated Company FFO of $35 million during the quarter, compared to a loss of $5 million in the third quarter of 2017. Teekay Offshore and Quadrant contributed positively to our results this quarter. We exercised an option during the quarter to take a controlling interest of 51% in Teekay Offshore’s general partner. Prior year results include a $16 million loss on the sale of a small oil and gas producer in Western Canada.

Our industrials segment generated Company FFO of $76 million during the quarter, compared to $22 million in the third quarter of 2017. Company FFO increased largely due to significantly higher contributions from GrafTech compared to the prior year and the first full quarter of contribution from Schoeller Allibert, our newly acquired returnable packaging manufacturer. During the quarter we realized proceeds of $668 million ($230 million for Brookfield Business Partners) from a secondary offering and concurrent share buyback at GrafTech.

Strategic Initiatives Update

  Quadrant Energy
  In August we signed an agreement to sell Quadrant, our Australian oil and gas company, for $2.15 billion. Brookfield Business Partners’ net share of the proceeds is expected to be ~$125 million. In addition to the sale consideration, the agreement includes future upside on select exploration interests.
  Imagine Communications
  In October, together with institutional partners, we acquired a 50.1% controlling interest in Imagine Communications, a provider of high speed fixed wireless broadband. The company is an established business using a proven technology to roll out a national high-speed broadband solution in rural areas of Ireland. Brookfield Business Partners will own 30% of the business.
  Cardone Industries
  In October we originated a $240 million senior secured term loan to Cardone Industries, a leading remanufacturer of automotive parts in North America. Brookfield Business Partners’ share of the loan was $50 million, with the balance taken by institutional partners. The financing was used to partially refinance existing indebtedness and provide liquidity to fund further growth.

Distribution

The Board has declared a quarterly distribution in the amount of $0.0625 per unit, payable on December 31, 2018 to unitholders of record as at the close of business on November 30, 2018.

Additional Information

The Board has reviewed and approved this news release, including the summarized unaudited consolidated financial statements contained herein.

Brookfield Business Partners’ Letter to Unitholders and the Supplemental Information are available at https://bbu.brookfield.com/reports-and-filings.

Notes:

1  Attributable to limited partnership unitholders, general partnership unitholders, redemption-exchange unitholders and special limited partnership unitholders.

2  Average number of partnership units outstanding on a fully diluted time weighted average basis, assuming the exchange of redemption exchange units held by Brookfield Asset Management for limited partnership units, for the three and nine months ended September 30, 2018 was 129.3 million (2017: 108.9 for the three months ended and 108.3 for the nine months ended September 30, 2017).

3  Income (loss) attributed to limited partnership unit on a fully diluted basis is reduced by incentive distributions paid to special limited partnership unitholders during the period. A reconciliation of net income per unit is available on page 11 of this release.

4  Company FFO is presented as a net amount attributable to unitholders and is a non-IFRS measure and is calculated as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, non-cash gains or losses and other items. When determining Company FFO, we include our proportionate share of Company FFO of equity accounted investment. A reconciliation of net income to Company FFO is available on pages 7 to 10 of this release.

5  The comparative figures have been updated to conform with the new segment presentation.

Brookfield Business Partners is a business services and industrials company focused on owning and operating high-quality businesses that benefit from barriers to entry and/or low production costs. Brookfield Business Partners is listed on the New York and Toronto stock exchanges. Important information may be disseminated exclusively via the website; investors should consult the site to access this information.

Brookfield Business Partners is the flagship listed business services and industrials company of Brookfield Asset Management Inc. (NYSE: BAM)(TSX: BAM.A)(EURONEXT: BAMA), a leading global alternative asset manager with over $300 billion of assets under management.

For more information, please visit our website at https://bbu.brookfield.com or contact:

Media: Claire Holland Tel: (416) 369-8236 Email: claire.holland@brookfield.com	Investors: Gwyn Hemme Tel: (416) 359-8632 Email: gwyn.hemme@brookfield.com

Conference Call and 2018 Third Quarter Earnings Details

Investors, analysts and other interested parties can access Brookfield Business Partners’ 2018 third quarter results as well as the Letter to Unitholders and Supplemental Information on our website under the Reports & Filings section at https://bbu.brookfield.com

The conference call can be accessed via webcast on November 2, 2018 at 11:00 a.m. Eastern Time at https://bbu.brookfield.com or via teleconference at +1 (866) 521-4909 toll free in North America. For overseas calls please dial +1 (647) 427-2311, at approximately 10:50 a.m. Eastern Time. A recording of the teleconference can be accessed at +1 (800) 585-8367 or +1 (416) 621-4642, conference ID: 1519659.

Cautionary Statement Regarding Forward-looking Statements and Information

Note: This news release contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of Brookfield Business Partners, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects,” “anticipates,” “plans,” “believes,” “estimates,” “seeks,” “intends,” “targets,” “projects,” “forecasts” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” “will,” “should,” “would” and “could.”

Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause the actual results, performance or achievements of Brookfield Business Partners to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; the behavior of financial markets, including fluctuations in interest and foreign exchange rates; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; strategic actions including dispositions; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits; changes in accounting policies and methods used to report financial condition (including uncertainties associated with critical accounting assumptions and estimates); the ability to appropriately manage human capital; the effect of applying future accounting changes; business competition; operational and reputational risks; technological change; changes in government regulation and legislation within the countries in which we operate; governmental investigations; litigation; changes in tax laws; ability to collect amounts owed; catastrophic events, such as earthquakes and hurricanes; the possible impact of international conflicts and other developments including terrorist acts and cyber terrorism; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, Brookfield Business Partners undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

Cautionary Statement Regarding the Use of Non-IFRS Measures

This news release contains references to Company FFO. When determining Company FFO, we include our unitholders’ proportionate share of Company FFO for equity accounted investments. Company FFO is not a generally accepted accounting measure under IFRS and therefore may differ from definitions of Company FFO or Funds from Operations used by other entities. We believe that this is a useful supplemental measure that may assist investors in assessing the financial performance of Brookfield Business Partners and its subsidiaries. Company FFO should not be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, analysis of our financial statements prepared in accordance with IFRS.

References to Brookfield Business Partners are to Brookfield Business Partners L.P. together with its subsidiaries, controlled affiliates and operating entities. Brookfield Business Partners’ results include publicly held limited partnership units, redemption-exchange units, general partnership units and special limited partnership units. More detailed information on certain references made in this news release will be available in our Management’s Discussion and Analysis of Financial Condition and Results of Operations for the quarter ended September 30, 2018.

Brookfield Business Partners L.P.
Consolidated Statements of Financial Position

	As of
US$ millions, unaudited	Sep. 30, 2018	Dec. 31, 2017

Assets
Cash and cash equivalents	$1,770	$1,106
Financial assets	1,252	784
Accounts receivable, net	5,430	4,362
Inventory and other assets	3,362	1,577
Assets held for sale	145	14
Property, plant and equipment	7,067	2,530
Deferred income tax assets	217	174
Intangible assets	5,427	3,094
Equity accounted investments	536	609
Goodwill	2,420	1,554
Total assets	$27,626	$15,804

Liabilities
Accounts payable and other	$9,386	$5,638
Liabilities associated with assets held for sale	12	─
Borrowings	10,865	3,265
Deferred income tax liabilities	887	837
Total liabilities	21,150	9,740

Equity[1]
Limited partners	1,519	1,585
General partner	─	─
Non-controlling interests attributable to:
Redemption-Exchange Units, Preferred Shares and Special Limited Partnership Units held by Brookfield Asset Management Inc.	1,386	1,453
Interest of others in operating subsidiaries	3,571	3,026
Total equity	6,476	6,064
Total liabilities and equity	$27,526	$15,804

Note:

1  Attributable to limited partnership unitholders, general partnership unitholders, redemption-exchange unitholders, special limited partnership unitholders and preferred shareholders.

Brookfield Business Partners L.P.
Consolidated Statements of Operating Results

US$ millions, unaudited	Three months ended September 30		Nine months ended September 30
	2018	2017	2018	2017

Revenues	$9,990	$7,640	$26,959	$14,444
Direct operating costs	(9,080)	(7,295)	(24,929)	(13,842)
General and administrative expenses	(174)	(95)	(434)	(233)
Depreciation and amortization expense	(251)	(109)	(462)	(262)
Interest income (expense), net	(148)	(66)	(317)	(135)
Equity accounted income (loss), net	(9)	37	1	61
Impairment expense, net	(180)	─	(180)	(30)
Gain (loss) on acquisitions/dispositions, net	247	(14)	353	267
Other income (expenses), net	(42)	(41)	(63)	(36)
Income (loss) before income tax	353	57	928	234
Income tax (expense) recovery
Current	(43)	(19)	(123)	(19)
Deferred	(25)	6	4	6
Net income (loss)	$285	$44	$809	$221
Attributable to1:
Limited partners	$(1)	$(8)	$4	$21
General partner	─	─	─	─
Non-controlling interests attributable to:
Redemption-exchange units held by Brookfield Asset Management Inc.	─	(8)	4	23
Special Limited Partners	94	25	278	25
Interest of others in operating subsidiaries	192	35	523	152

Note:

1  Attributable to limited partnership unitholders, general partnership unitholders, special limited partnership unitholders and redemption-exchange unitholders.

Brookfield Business Partners L.P.
Statements of Company Funds from Operations

For the 3 months ended September 30, 2018 US$ millions, unaudited	Business Services	Infrastructure Services	Energy	Industrials	Corporate and Other		Total
Revenues	$7,923	$740	$390	$937	$	─	$9,990
Direct operating costs	(7,784)	(574)	(216)	(504)		(2)	(9,080)
General and administrative expenses	(64)	(16)	(11)	(65)		(18)	(174)
Interest income (expense), net	(9)	(35)	(48)	(60)		4	(148)
Equity accounted Company FFO	7	─	17	2		─	26
Current income taxes	(8)	(4)	(5)	(26)		─	(43)
Realized disposition gains (loss), net	─	─	─	(3)		─	(3)
Other income (expense), net			(11)				(11)
Company FFO attributable to others	(39)	(62)	(81)	(205)		─	(387)
Company FFO[1,2]	26	49	35	76		(16)	170
Depreciation and amortization expense							(251)
Impairment expense, net							(180)
Realized disposition gain (loss), net							250
Deferred income taxes							(25)
Other income (expense), net							(31)
Non-cash items attributable to equity accounted investments							(35)
Non-cash items attributable to others							195
Net income (loss) attributable to unitholders[2]							$93

Notes:

1  The Statements of Company Funds from Operations above are prepared on a basis that is consistent with Brookfield Business Partners’ Supplemental Information and differs from net income as presented in Brookfield Business Partners’ Consolidated Statements of Operating Results on page 6 of this release, which is prepared in accordance with IFRS. Management uses company funds from operations (Company FFO) as a key measure to evaluate operating performance. Readers are encouraged to consider both measures in assessing Brookfield Business Partners’ results. Company FFO is presented as a net amount attributable to unitholders and is a non-IFRS measure and is calculated as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, non-cash gains or losses and other items. When determining Company FFO, we include our proportionate share of Company FFO for equity accounted investments.

2  Attributable to limited partnership unitholders, general partnership unitholders, special limited partnership unitholders and redemption-exchange unitholders.

Brookfield Business Partners L.P.
Statements of Company Funds from Operations

For the 9 months ended September 30, 2018 US$ millions, unaudited	Business Services	Infrastructure Services	Energy	Industrials	Corporate and Other	Total
Revenues	$23,129	$740	$544	$2,539	$7	$26,959
Direct operating costs	(22,729)	(574)	(325)	(1,295)	(6)	(24,929)
General and administrative expenses	(203)	(16)	(21)	(144)	(50)	(434)
Interest income (expense), net	(50)	(35)	(62)	(174)	4	(317)
Equity accounted Company FFO	21	─	79	9	─	109
Current income taxes	(38)	(4)	(6)	(75)	─	(123)
Realized disposition gains (loss), net	55	─	─	48	─	103
Other income (expense), net			(11)			(11)
Company FFO attributable to others	(76)	(62)	(94)	(640)	─	(872)
Company FFO[1,2]	109	49	104	268	(45)	485
Depreciation and amortization expense						(462)
Impairment expense, net						(180)
Realized disposition gain (loss), net						250
Deferred income taxes						4
Other income (expense), net						(52)
Non-cash items attributable to equity accounted investments						(108)
Non-cash items attributable to others						349
Net income (loss) attributable to unitholders[2]						$286

Notes:

1  The Statements of Company Funds from Operations above are prepared on a basis that is consistent with Brookfield Business Partners’ Supplemental Information and differs from net income as presented in Brookfield Business Partners’ Consolidated Statements of Operating Results on page 6 of this release, which is prepared in accordance with IFRS. Management uses company funds from operations (Company FFO) as a key measure to evaluate operating performance. Readers are encouraged to consider both measures in assessing Brookfield Business Partners’ results. Company FFO is presented as a net amount attributable to unitholders and is a non-IFRS measure and is calculated as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, non-cash gains or losses and other items. When determining Company FFO, we include our proportionate share of Company FFO for equity accounted investments.

2  Attributable to limited partnership unitholders, general partnership unitholders, special limited partnership unitholders and redemption-exchange unitholders.

Brookfield Business Partners L.P.
Statements of Company Funds from Operations

For the 3 months ended September 30, 2017[3] US$ millions, unaudited	Business Services	Infrastructure Services		Energy	Industrials	Corporate and Other	Total
Revenues	$7,070	$	─	$66	$503	$1	$7,640
Direct operating costs	(6,909)		─	(50)	(335)	(1)	(7,295)
General and administrative expenses	(50)		─	(4)	(29)	(12)	(95)
Interest income (expense), net	(15)		─	(7)	(44)	─	(66)
Equity accounted Company FFO	8		─	12	─	─	20
Current income taxes	(15)		─	2	(7)	1	(19)
Realized disposition gains (loss), net	11		─	(48)	─	─	(37)
Other income (expense), net							─
Company FFO attributable to others	(60)		─	24	(66)	─	(102)
Company FFO[1,2]	40		─	(5)	22	(11)	46
Depreciation and amortization expense							(109)
Realized disposition gain (loss) reported in prior periods							23
Impairment expense, net							─
Realized disposition gain (loss), net
Deferred income taxes							6
Other income (expense), net							(41)
Non-cash items attributable to equity accounted investments							17
Non-cash items attributable to others							67
Net income (loss) attributable to unitholders[2]							$9

Notes:

1  The Statements of Company Funds from Operations above are prepared on a basis that is consistent with Brookfield Business Partners’ Supplemental Information and differs from net income as presented in Brookfield Business Partners’ Consolidated Statements of Operating Results on page 6 of this release, which is prepared in accordance with IFRS. Management uses company funds from operations (Company FFO) as a key measure to evaluate operating performance. Readers are encouraged to consider both measures in assessing Brookfield Business Partners’ results. Company FFO is presented as a net amount attributable to unitholders and is a non-IFRS measure and is calculated as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, non-cash gains or losses and other items. When determining Company FFO, we include our proportionate share of Company FFO for equity accounted investments.

2  Attributable to limited partnership unitholders, general partnership unitholders, special limited partnership unitholders and redemption-exchange unitholders.

3 The figures have been updated to conform with the new segment presentation.

Brookfield Business Partners L.P.
Statements of Company Funds from Operations

For the 9 months ended September 30, 2017[3] US$ millions, unaudited	Business Services	Infrastructure Services		Energy	Industrials	Corporate and Other	Total
Revenues	$13,100	$	─	$199	$1,140	$5	$14,444
Direct operating costs	(12,823)		─	(146)	(870)	(3)	(13,842)
General and administrative expenses	(125)		─	(12)	(66)	(30)	(233)
Interest income (expense), net	(28)		─	(20)	(87)	─	(135)
Equity accounted Company FFO	23		─	36	1	─	60
Current income taxes	(7)		─	1	(20)	7	(19)
Realized disposition gains (loss), net	19		─	(12)	237	─	244
Other income (expense), net							─
Company FFO attributable to others	(89)		─	(20)	(226)	─	(335)
Company FFO[1,2]	70		─	26	109	(21)	184
Depreciation and amortization expense							(262)
Realized disposition gain (loss) reported in prior periods							23
Impairment expense, net							(30)
Realized disposition gain (loss), net							─
Deferred income taxes							6
Other income (expense), net							(36)
Non-cash items attributable to equity accounted investments							1
Non-cash items attributable to others							183
Net income (loss) attributable to unitholders[2]							$69

Notes:

1  The Statements of Company Funds from Operations above are prepared on a basis that is consistent with Brookfield Business Partners’ Supplemental Information and differs from net income as presented in Brookfield Business Partners’ Consolidated Statements of Operating Results on page 6 of this release, which is prepared in accordance with IFRS. Management uses company funds from operations (Company FFO) as a key measure to evaluate operating performance. Readers are encouraged to consider both measures in assessing Brookfield Business Partners’ results. Company FFO is presented as a net amount attributable to unitholders and is a non-IFRS measure and is calculated as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, non-cash gains or losses and other items. When determining Company FFO, we include our proportionate share of Company FFO for equity accounted investments.

2  Attributable to limited partnership unitholders, general partnership unitholders, special limited partnership unitholders and redemption-exchange unitholders.

3  The figures have been updated to conform with the new segment presentation.

Brookfield Business Partners L.P.
Reconciliation of Net Income per Unit

	Three months ended September 30			Nine months ended September 30
US$, unaudited		2018	2017	2018	2017
Net income (loss) per unitholder, excluding incentive distribution[1]		$0.72	$0.08	$2.21	$0.63
Incentive distribution per unit[2]		(0.72)	(0.23)	(2.15)	(0.23)
Net income (loss) attributable to limited partnership unit[1,2]	$	─	$(0.15)	$0.06	$0.40

Notes:

1  Average number of partnership units outstanding on a fully diluted time weighted average basis, assuming the exchange of redemption exchange units held by Brookfield Asset Management for limited partnership units, for the three and nine months ended September 30, 2018 was 129.3 million (2017: 108.9 for the three months ended and 108.3 for the nine months ended September 30, 2017).

2  Income (loss) attributed to limited partnership unit on a fully diluted basis is reduced by incentive distributions paid to special limited partnership unitholders during the period.